October 3, 2018

Jeffrey A. Powell
Executive Vice President and Chief Financial Officer
Spirit of Texas Bancshares, Inc.
1836 Spirit of Texas Way
Conroe, TX 77301

       Re: Spirit of Texas Bancshares, Inc.
           Registration Statement on Form S-4
           Filed September 7, 2018
           File No. 333-227225

Dear Mr. Powell:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 7, 2018

Cover Page

1. Please revise your disclosure to include the merger consideration on a per share basis
       (i.e. stock exchange ratio and cash consideration), addressing any assumptions and the factors that will impact the actual per share consideration (e.g. the number of dissenting
       Comanche shares). Please make conforming revisions throughout your joint proxy statement/prospectus.
 Jeffrey A. Powell
Spirit of Texas Bancshares, Inc.
October 3, 2018
Page 2
The Merger
Interests of Comanche's Directors and Executive Officers in the Merger, page 93

2. Please disclose the material terms of your employment agreements with Messrs. Stewart and Nix. For guidance, please refer to Item 18(a)(5)(i) of Form S-4. Annex C, page C-1

3. We note that Stephens Inc.'s consent in the penultimate paragraph on page C-3 is conditioned on its approval "of the content of such disclosure prior to any filing or publication of such shareholder communication." Please remove this qualification, and include a statement whereby Stephens consents to the use of its audit report in this proxy statement/prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Erin Purnell,
Staff Attorney, at (202) 551-3454 with any questions.



                                                            Sincerely,
FirstName LastNameJeffrey A. Powell
                                                            Division of
Corporation Finance
Comapany NameSpirit of Texas Bancshares, Inc.
                                                            Office of Financial
Services
October 3, 2018 Page 2
cc:       Peter G. Weinstock, Esq.
FirstName LastName